Pricing Supplement dated December , 2024	Subject to Completion Dated December 23, 2024	Registration Statement No. 333-275898 Filed Pursuant to Rule 424(b)(2)

Royal Bank of Canada	$ Buffered Phoenix Autocallable Notes with Memory Coupon Due January 14, 2026 Linked to the Common Stock of Freeport-McMoRan Inc. Senior Global Medium-Term Notes, Series J
•	If the Notes have not been automatically called, investors will receive a Contingent Coupon for each Observation Date on which the closing value of the Underlier is greater than or equal to the Coupon Barrier. A Contingent Coupon that is not payable on a Coupon Payment Date may be paid later, but only if the closing value of the Underlier is greater than or equal to the Coupon Barrier on a later Observation Date.

•	The Notes are subject to automatic call if the closing value of the Underlier on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Underlier Value. If the Notes are not automatically called and the Final Underlier Value is greater than or equal to the Buffer Value, at maturity, investors will receive the principal amount of their Notes plus the Contingent Coupon and any previously unpaid Contingent Coupons otherwise due. If the Notes are not automatically called and the Final Underlier Value is less than the Buffer Value, investors will lose 1.25% of the principal amount of their Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value in excess of the Buffer Percentage.

•	Investors in the Notes should be willing to forgo fixed interest and dividend payments and accept the risk of losing some or all of their principal, and the risk that no Contingent Coupon payment may be made with respect to some or all of the Observation Dates. Contingent Coupon payments should not be viewed as periodic interest payments.

•	Senior unsecured debt securities of Royal Bank of Canada. All payments on the Notes are subject to our credit risk.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

•	The Notes are expected to price on or about December 27, 2024 (the “Trade Date”) and are expected to be issued on or about January 2, 2025 (the “Issue Date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product supplement.
Issuer:	Royal Bank of Canada
Underlier:	The common stock of Freeport-McMoRan Inc. (Bloomberg symbol “FCX UN”)
Observation Dates:*	April 11, 2025, July 11, 2025, October 10, 2025 and January 9, 2026 (the “final Observation Date”)
Coupon Payment Dates:*	Three business days following each Observation Date, except that the final Coupon Payment Date will be the Maturity Date
Contingent Coupons and Memory Feature:	If the Notes have not been automatically called, a Contingent Coupon will be paid on a Coupon Payment Date if the closing value of the Underlier on the applicable Observation Date is greater than or equal to the Coupon Barrier. If the Contingent Coupon is not payable on any Coupon Payment Date, it will be paid on any later Coupon Payment Date (or at maturity) on which a Contingent Coupon is payable, if any, together with the payment otherwise due on that later date. For the avoidance of doubt, once a previously unpaid Contingent Coupon has been paid on a later Coupon Payment Date, it will not be paid again on a subsequent date.
Contingent Coupon:	If payable, $38.05 per $1,000 principal amount of Notes
Call Feature:	If the closing value of the Underlier on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Underlier Value, the Notes will be automatically called for a cash payment on the corresponding Call Settlement Date per $1,000 principal amount of Notes equal to $1,000 plus the Contingent Coupon and any previously unpaid Contingent Coupons otherwise due.
Call Settlement Dates:*	The Coupon Payment Date immediately following the applicable Observation Date
Payment at Maturity:

If the Notes are not automatically called, investors will receive on the Maturity Date per $1,000 principal amount of Notes, in addition to any Contingent Coupon and any previously unpaid Contingent Coupons otherwise due:

•       if the Final Underlier Value is greater than or equal to the Buffer Value, a cash amount equal to $1,000; or

•       if the Final Underlier Value is less than the Buffer Value, a cash amount calculated as follows:

$1,000 + [$1,000 × (Underlier Return + Buffer Percentage) × Downside Multiplier]

If the Notes are not automatically called and the Final Underlier Value is less than the Buffer Value, you will lose 1.25% of the principal amount of your Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value in excess of the Buffer Percentage.

Coupon Barrier and Buffer Value:	80.00% of the Initial Underlier Value (rounded to two decimal places)
Buffer Percentage:	20%
Downside Multiplier:	100/80, which is 1.25
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Initial Underlier Value:	The closing value of the Underlier on the Trade Date
Final Underlier Value:	The closing value of the Underlier on the Valuation Date
Valuation Date:*	January 9, 2026
Maturity Date:*	January 14, 2026
CUSIP/ISIN:	78017KGT3 / US78017KGT34
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)

* Subject to postponement. See “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

Investing in the Notes involves a number of risks. See “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement and “Risk Factors” in the accompanying prospectus, prospectus supplement and product supplement.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory body has approved or disapproved of the Notes or passed upon the adequacy or accuracy of this pricing supplement. Any representation to the contrary is a criminal offense. The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The Notes are not bail-inable notes and are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act. The Notes will not be listed on any U.S. securities exchange or quotation system.

	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000.00	$10.00	$990.00
Total	$	$	$

1 Certain fiduciary accounts purchasing the Notes will pay a purchase price of $990.00 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.

2 JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from us of $10.00 per $1,000 principal amount of Notes, but will forgo any fees for sales to certain fiduciary accounts.

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $930.00 and $980.00 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. The final pricing supplement relating to the Notes will set forth the initial estimated value. The market value of the Notes at any time will reflect many factors, cannot be predicted with accuracy and may be less than this amount. We describe the determination of the initial estimated value in more detail below.

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus dated December 20, 2023, as supplemented by the prospectus supplement dated December 20, 2023, relating to our Senior Global Medium-Term Notes, Series J, of which the Notes are a part, and the product supplement no. 1A dated May 16, 2024. This pricing supplement, together with these documents, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement and the documents listed below. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the Notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its date.

If the information in this pricing supplement differs from the information contained in the documents listed below, you should rely on the information in this pricing supplement.

You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the documents listed below, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299520/d645671d424b3.htm

•	Prospectus Supplement dated December 20, 2023:

https://www.sec.gov/Archives/edgar/data/1000275/000119312523299523/d638227d424b3.htm

•	Product Supplement No. 1A dated May 16, 2024:

https://www.sec.gov/Archives/edgar/data/1000275/000095010324006777/dp211286_424b2-ps1a.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank of Canada,” the “Bank,” “we,” “our” and “us” mean only Royal Bank of Canada.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this pricing supplement. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

What Are the Payments on the Notes Assuming a Range of Performance for the Underlier?

The following table and examples illustrate hypothetical payments on the Notes that could be realized on a Coupon Payment Date or at maturity per $1,000 principal amount of Notes for a range of performance of the Underlier. The table and examples are based on a hypothetical Initial Underlier Value of $100.00, a hypothetical Coupon Barrier and Buffer Value of $80.00, the Contingent Coupon of $38.05, if payable, and the Downside Multiplier of 100/80. The actual Initial Underlier Value, Coupon Barrier and Buffer Value will be determined on the Trade Date. The table and examples are only for illustrative purposes and may not show the actual payments and returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.

Observation Dates Prior to Final Observation Date			Final Observation Date
Underlier Value	Underlier Percentage Change	Payment on Coupon Payment Date(1)(2)	Final Underlier Value	Underlier Return	Payment at Maturity(2)
$180.00	80.00%	$1,038.05	$180.00	80.00%	$1,038.050
$170.00	70.00%	$1,038.05	$170.00	70.00%	$1,038.050
$160.00	60.00%	$1,038.05	$160.00	60.00%	$1,038.050
$150.00	50.00%	$1,038.05	$150.00	50.00%	$1,038.050
$140.00	40.00%	$1,038.05	$140.00	40.00%	$1,038.050
$130.00	30.00%	$1,038.05	$130.00	30.00%	$1,038.050
$120.00	20.00%	$1,038.05	$120.00	20.00%	$1,038.050
$110.00	10.00%	$1,038.05	$110.00	10.00%	$1,038.050
$105.00	5.00%	$1,038.05	$105.00	5.00%	$1,038.050
$100.00	0.00%	$1,038.05	$100.00	0.00%	$1,038.050
$95.00	-5.00%	$38.05	$95.00	-5.00%	$1,038.050
$90.00	-10.00%	$38.05	$90.00	-10.00%	$1,038.050
$80.00	-20.00%	$38.05	$80.00	-20.00%	$1,038.050
$79.99	-20.01%	$0.00	$79.99	-20.01%	$999.875
$70.00	-30.00%	$0.00	$70.00	-30.00%	$875.000
$60.00	-40.00%	$0.00	$60.00	-40.00%	$750.000
$50.00	-50.00%	$0.00	$50.00	-50.00%	$625.000
$40.00	-60.00%	$0.00	$40.00	-60.00%	$500.000
$30.00	-70.00%	$0.00	$30.00	-70.00%	$375.000
$20.00	-80.00%	$0.00	$20.00	-80.00%	$250.000
$10.00	-90.00%	$0.00	$10.00	-90.00%	$125.000
$0.00	-100.00%	$0.00	$0.00	-100.00%	$0.000

(1) If the closing value of the Underlier on any Observation Date (other than the final Observation Date) is greater than or equal to the Initial Underlier Value, the Notes will be automatically called for a cash payment equal to the principal amount plus the Contingent Coupon and any previously unpaid Contingent Coupons otherwise due.

(2) These columns do not reflect any previously unpaid Contingent Coupons that may be payable on a Coupon Payment Date or at maturity.

Example 1: The closing value of the Underlier increases from the Initial Underlier Value of $100.00 to $110.00 on the first Observation Date.

Because the closing value of the Underlier on the first Observation Date is greater than the Initial Underlier Value, the Notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,038.05 per $1,000 principal amount of Notes, reflecting the principal amount plus the Contingent Coupon for the first Observation Date, for a return of 3.805% on the Notes. No further amount will be owed to you under the Notes.

Example 2: The closing value of the Underlier decreases from the Initial Underlier Value of $100.00 to $55.00 on the first Observation Date (below the Coupon Barrier) and $50.00 on the second Observation Date (below the Coupon Barrier), and increases to $120.00 on the third Observation Date.

The closing values of the Underlier on the first and second Observation Dates were less than the Initial Underlier Value, so the Notes were not automatically called; in addition, the first two Contingent Coupons were not payable.

Because the closing value of the Underlier on the third Observation Date is greater than the Initial Underlier Value, the Notes are automatically called, and the investor receives a payment on the third Call Settlement Date of $1,114.15 per $1,000 principal amount of Notes, reflecting the principal amount ($1,000) plus the Contingent Coupon for the third Observation Date ($38.05), plus the Contingent Coupons that were not payable on the first two Coupon Payment Dates ($76.10), for a total return of 11.415% on the Notes. No further amount will be owed to you under the Notes.

Example 3: The closing value of the Underlier decreases from the Initial Underlier Value of $100.00, and is less than the Coupon Barrier on the first three Observation Dates, before increasing to a Final Underlier Value of $95.00 (above the Coupon Barrier and Buffer Value).

The closing values of the Underlier on the first three Observation Dates were less than the Initial Underlier Value, so the Notes were not automatically called; in addition, the first three Contingent Coupons were not payable. Since the Final Underlier Value is greater than the Buffer Value, at maturity, the investor receives a payment of $1,152.20 per $1,000 principal amount of Notes, reflecting the principal amount ($1,000), plus the Contingent Coupon for the final Observation Date ($38.05), plus the three previously unpaid Contingent Coupon payments ($114.15), for a total return of 15.22% on the Notes.

Example 4: The closing value of the Underlier decreases from the Initial Underlier Value of $100.00, and is less than the Coupon Barrier on the first three Observation Dates, and the Final Underlier Value is $50.00 (below the Coupon Barrier and Buffer Value).

In this example, no Contingent Coupons were payable prior to maturity. At maturity, since the Final Underlier Value is less than the Coupon Barrier and Buffer Value, the investor receives a payment of $625.00 per $1,000 principal amount of Notes, calculated as follows:

$1,000 + [$1,000 × (-50% + 20%) × (100/80)] = $625.00

The investor would incur a loss of 37.50% on the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Terms and Structure of the Notes

•	You May Lose a Portion or All of the Principal Amount at Maturity — If the Notes are not automatically called and the Final Underlier Value is less than the Buffer Value, you will lose 1.25% of the principal amount of your Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value in excess of the Buffer Percentage. You could lose some or all of your principal amount at maturity.

•	You May Not Receive Any Contingent Coupons — You will not necessarily receive Contingent Coupons on the Notes. If the closing value of the Underlier on any Observation Date is less than the Coupon Barrier, investors will not receive the Contingent Coupon applicable to that Observation Date. If the closing value of the Underlier is less than the Coupon Barrier on each of the Observation Dates, investors will not receive any Contingent Coupons during the term of the Notes, and will not receive a positive return on the Notes. Contingent Coupon payments should not be viewed as periodic interest payments. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes. Notwithstanding the memory feature described above, there can be no assurance that any unpaid Contingent Coupon will become payable during the term of the Notes. If you do not receive sufficient Contingent Coupons over the term of the Notes, the overall return on the Notes may be less than the amount that would be paid on a conventional debt security of ours of comparable maturity. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money, such as inflation.

•	You Will Not Participate in Any Appreciation in the Value of the Underlier — The return potential of the Notes is limited to any Contingent Coupons payable on the Notes, and you will not participate in any appreciation in the value of the Underlier, which may be significant. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Underlier.

•	The Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the value of the Underlier is above the Buffer Value.

•	The Notes Are Subject to Reinvestment Risk if the Notes Are Called — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the Maturity Date. In addition, for the avoidance of doubt, the fees and commissions described in this pricing supplement will not be rebated or subject to amortization if the Notes are called.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes — The Notes are our senior unsecured debt securities, and your receipt of any amounts due on the Notes is dependent upon our ability to pay our obligations as they come due. If we were to default on our payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment. In addition, any negative changes in market perceptions about our creditworthiness may adversely affect the market value of the Notes.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified — Any payment on the Notes will be determined based on the closing values of the Underlier on the dates specified. You will not benefit from any more favorable value of the Underlier determined at any other time.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and significant aspects of the tax treatment of the Notes are uncertain. Moreover, non-U.S. investors should note that persons having withholding responsibility in respect of the Notes may withhold on any coupon paid to a non-U.S. investor, generally at a rate of 30%. We will not pay any additional amounts in respect of such withholding. You should review carefully the section entitled “United States Federal Income Tax Considerations” herein, in combination with the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement, and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.

Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so and, if they choose to do so, may stop any market-making activities at any time. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which RBCCM or any of our other affiliates is willing to buy the Notes. Even if a secondary market for the Notes develops, it may not provide enough liquidity to allow you to easily trade or sell the Notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial. If you sell your Notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer significant losses. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price — The initial estimated value of the Notes will be less than the public offering price of the Notes and does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the value of the Underlier, the internal funding rate we pay to issue securities of this kind (which is lower than the rate at which we borrow funds by issuing conventional fixed rate debt) and the inclusion in the public offering price of the underwriting discount, our estimated profit and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount, our estimated profit or the hedging costs relating to the Notes. In addition, any price at which you may sell the Notes is likely to reflect customary bid-ask spreads for similar trades. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on a secondary market rate rather than the internal funding rate used to price the Notes and determine the initial estimated value. As a result, the secondary market price will be less than if the internal funding rate were used.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date — The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends, interest rates and volatility and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Trade Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

Risks Relating to Conflicts of Interest and Our Trading Activities

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest — You should make your own independent investigation of the merits of investing in the Notes. Our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes due to our and our affiliates’ business and trading activities, and we and our affiliates have no obligation to consider your interests in taking any actions that might affect the value of the Notes. Trading by us and our affiliates may adversely affect the value of the Underlier and the market value of the Notes. See “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest — As Calculation Agent, our affiliate, RBCCM, will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, the Calculation Agent may be required to make discretionary judgments, including those described under “— Risks Relating to the Underlier” below. In making these discretionary judgments, the economic interests of the Calculation Agent are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes. The Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any determinations with respect to the Notes.

Risks Relating to the Underlier

•	You Will Not Have Any Rights to the Underlier — As an investor in the Notes, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlier.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event — The timing and amount of any payment on the Notes is subject to adjustment upon the occurrence of a market disruption event affecting the Underlier. If a market disruption event persists for a sustained period, the Calculation Agent may make a discretionary determination of the closing value of the Underlier. See “General Terms of the Notes—Reference Stocks and Funds—Market Disruption Events,” “General Terms of the Notes—Postponement of a Determination Date” and “General Terms of the Notes—Postponement of a Payment Date” in the accompanying product supplement.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments — The Calculation Agent may in its sole discretion make adjustments affecting any amounts payable on the Notes upon the occurrence of certain corporate events (such as stock splits or extraordinary or special dividends) that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the Underlier. However, the Calculation Agent might not make adjustments in response to all such events that could affect the Underlier. The occurrence of any such event and any adjustment made by the Calculation Agent (or a determination by the Calculation Agent not to make any adjustment) may adversely affect the market price of, and any amounts payable on, the Notes. See “General Terms of the Notes—Reference Stocks and Funds—Anti-dilution Adjustments” in the accompanying product supplement.

•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated — Upon the occurrence of certain reorganization or other events affecting the Underlier, the Calculation Agent may make adjustments that result in payments on the Notes being based on the performance of (i) cash, securities of another issuer and/or other property distributed to holders of the Underlier upon the occurrence of that event or (ii) in the case of a reorganization event in which only cash is distributed to holders of the Underlier, a substitute security, if the Calculation Agent elects to select one. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes. Alternatively, the Calculation Agent may accelerate the Maturity Date for a payment determined by the Calculation Agent. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly. See “General Terms of the Notes—Reference Stocks and Funds—Anti-dilution Adjustments—Reorganization Events” in the accompanying product supplement.

Information Regarding the Underlier

The Underlier is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information provided to or filed with the SEC by the issuer of the Underlier can be located on a website maintained by the SEC at https://www.sec.gov by reference to that issuer’s SEC file number provided below. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

According to publicly available information, Freeport-McMoRan Inc. is an international mining company that operates assets with mineral reserves of copper, gold and molybdenum.

The issuer of the Underlier’s SEC file number is 001-11307-01. The Underlier is listed on the New York Stock Exchange under the ticker symbol “FCX.”

Historical Information

The following graph sets forth historical closing values of the Underlier for the period from January 1, 2014 to December 20, 2024. The red line represents a hypothetical Coupon Barrier and Buffer Value based on the closing value of the Underlier on December 20, 2024. We obtained the information in the graph from Bloomberg Financial Markets, without independent investigation. We cannot give you assurance that the performance of the Underlier will result in the return of all of your initial investment.

Common Stock of Freeport-McMoRan Inc.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

United States Federal Income Tax Considerations

You should review carefully the section in the accompanying product supplement entitled “United States Federal Income Tax Considerations.” The following discussion, when read in combination with that section, constitutes the full opinion of our counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes.

Generally, this discussion assumes that you purchased the Notes for cash in the original issuance at the stated issue price and does not address other circumstances specific to you, including consequences that may arise due to any other investments relating to the Underlier. You should consult your tax adviser regarding the effect any such circumstances may have on the U.S. federal income tax consequences of your ownership of a Note.

In the opinion of our counsel, which is based on current market conditions, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid financial contracts with associated coupons, and any coupons as ordinary income, as described in the section entitled “United States Federal Income Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Financial Contracts with Associated Coupons” in the accompanying product supplement. There is uncertainty regarding this treatment, and the Internal Revenue Service (the “IRS”) or a court might not agree with it. Moreover, because this treatment of the Notes and our counsel’s opinion are based on market conditions as of the date of this preliminary pricing supplement, each is subject to confirmation on the Trade Date. A different tax treatment could be adverse to you.

We do not plan to request a ruling from the IRS regarding the treatment of the Notes. An alternative characterization of the Notes could materially and adversely affect the tax consequences of ownership and disposition of the Notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Non-U.S. Holders. The U.S. federal income tax treatment of the coupons is unclear. To the extent that we have withholding responsibility in respect of the Notes, we would expect generally to treat the coupons as subject to U.S. withholding tax. Moreover, you should expect that, if the applicable withholding agent determines that withholding tax should apply, it will be at a rate of 30% (or lower treaty rate). In order to claim an exemption from, or a reduction in, the 30% withholding under an applicable treaty, you may need to comply with certification requirements to establish that you are not a U.S. person and are eligible for such an exemption or reduction under an applicable tax treaty. You should consult your tax adviser regarding the tax treatment of the coupons.

As discussed under “United States Federal Income Tax Considerations—Tax Consequences to Non-U.S. Holders—Dividend Equivalents under Section 871(m) of the Code” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The Treasury regulations, as modified by an IRS notice, exempt financial instruments issued prior to January 1, 2027 that do not have a “delta” of one. Based on certain determinations made by us, we expect that Section 871(m) will not apply to the Notes with regard to Non-U.S. Holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. If necessary, further information regarding the potential application of Section 871(m) will be provided in the final pricing supplement for the Notes.

We will not be required to pay any additional amounts with respect to U.S. federal withholding taxes.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from us that will not exceed the amount per $1,000 principal amount of Notes specified on the cover of this pricing supplement, but will forgo any fees for sales to certain fiduciary accounts.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).

That estimate will be based on the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the Issue Date, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount or our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of the underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBCCM or another of its affiliates or agents may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

For additional information about the settlement cycle of the Notes, see “Plan of Distribution” in the accompanying prospectus. For additional information as to the relationship between us and RBCCM, see the section “Plan of Distribution—Conflicts of Interest” in the accompanying prospectus.

Structuring the Notes

The Notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under structured notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. The lower internal funding rate, the underwriting discount and the hedging-related costs relating to the Notes reduce the economic terms of the Notes to you and result in the initial estimated value for the Notes being less than their public offering price. Unlike the initial estimated value, any value of the Notes determined for purposes of a secondary market transaction may be based on a secondary market rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, volatility and the tenor of the Notes. The economic terms of the Notes and the initial estimated value depend in part on the terms of these hedging arrangements.

See “Selected Risk Considerations—Risks Relating to the Initial Estimated Value of the Notes and the Secondary Market for the Notes—The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price” above.